Dreyfus BASIC U.S. Mortgage Securities Fund

ANNUAL REPORT December 31, 2007



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus BASIC U.S. Mortgage Securities Fund, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for U.S. fixed-income markets. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" among investors in which prices of U.S. Treasury securities surged higher while virtually all other domestic fixed-income sectors tumbled, including highly rated corporate bonds. Still, strong performance over the first half of the year helped most fixed-income indices post positive absolute returns for the year. During the second half of the year, the Fed took action to forestall a potential recession by implementing several short-term interest rate cuts. By the end of 2007, these actions contributed to a relatively wider yield-curve along the bond market's maturity spectrum.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through December 31, 2007, as provided by Robert Bayston, Portfolio Manager

Fund and Market Performance Overview

Like most other parts of the U.S. fixed-income markets, Ginnie Mae securities were affected by intensifying economic concerns and a credit crisis originating in the sub-prime mortgage sector of the bond market. Ginnie Mae mortgage-backed securities, though, which are backed by the full faith and credit of the U.S. government, actually held up better than most other bond market sectors during the reporting period.[1] However, the fund produced a lower return than its benchmark, primarily due to our efforts to capture higher current yields through allocations to securities other than 30-year Ginnie Mae pass-through securities.

For the 12-month period ended December 31, 2007, Dreyfus BASIC U.S. Mortgage Securities Fund achieved a total return of 5.86%.[2] In comparison, the fund's benchmark, the Lehman Brothers GNMA Index (the "Index"), achieved a total return of 6.98% for the same period.[3]

The Fund's Investment Approach

The fund seeks to maximize total return consisting of capital appreciation and current income. The fund invests primarily in Government National Mortgage Association ("Ginnie Mae" or "GNMA") securities. The fund may also invest in other government agency securities, such as Fannie Maes, as well as U.S. Treasury securities, asset-backed securities and other privately issued mortgage-backed securities.

Sub-Prime Contagion Undermined Bond Market Performance

The U.S. economy appeared to remain on relatively solid footing over the first half of 2007, and prices of Ginnie Mae securities declined modestly amid renewed inflation concerns as energy and food prices escalated. In contrast, the final six months of the year were characterized by a pronounced slowdown in U.S. economic growth led by sharp declines in housing prices and worries that consumer spending might subside.

While fixed-income securities historically have tended to do well when the economy slows gradually, investor sentiment deteriorated quite rapidly over the summer when credit concerns spread to other areas of the fixed-income markets from the troubled sub-prime mortgage sector, which encountered a substantially greater-than-expected number of defaults and delinquencies among sub-prime borrowers. Sharp declines in many of the bond market's more credit-sensitive market sectors were exacerbated by escalating losses among highly leveraged hedge funds and other institutional investors, many of whom were compelled to sell more liquid and creditworthy securities to meet margin calls and redemption requests.

The Federal Reserve Board (the "Fed") intervened in August to promote greater market liquidity, but heightened credit concerns caused a massive flight to relatively safe credit havens, such as U.S. Treasury securities, causing yields of two-year Treasury notes to fall sharply and their prices to rise. The Fed took action again in September, October and December, cutting the overnight federal funds rate at each meeting. While the Fed's response to the credit crisis helped restore a degree of investor confidence and some market sectors rebounded, risk premiums remained generally elevated at the end of the reporting period as a number of major U.S. financial institutions continued to report substantial sub-prime-related losses.

Non-Agency Mortgages Detracted from Relative Performance

Ginnie Mae securities held up relatively well during the credit crunch as investors flocked to the perceived safety of government-backed bonds. Other parts of the mortgage-backed securities market fared less well, including highly rated non-agency mortgages. With Ginnie Mae pass-through securities trading at levels we considered richly valued, we had turned to AAA-rated non-agency residential mortgages, commercial mortgage-backed securities and asset-backed securities for their higher yields and more attractive valuations. However, as the credit crisis unfolded, the fund's positions in these securities detracted from its performance relative to the Index, which is comprised solely of Ginnie Mae securities.

The fund achieved better results from our yield curve strategy, which positioned the fund for wider yield differences along the market's maturity range. This strategy worked well when the Fed reduced the overnight federal funds rate by 100 basis points in three separate moves. However, it was not enough to fully offset allocation-related weakness.

Finding Opportunities in a Changing Market

Despite the Fed's steady rate cuts and inter-meeting rate cut of 75 basis points on January 22, uncertainty has persisted with regard to the impact of elevated energy prices, tighter lending standards and the housing recession on economic growth. With regard to the recent sub-prime concerns, it is important to note that the valuation declines of high-quality mortgage-backed securities were the result of a general shift in investors' attitudes toward risk, biased by a relatively small sample of the overall bond market, which affected the entire credit market spectrum. Furthermore, such securities, including many of which are held in the fund's portfolio, have generally maintained sound underlying credit fundamentals. Accordingly, we have maintained the fund's holdings in non-agency residential and commercial mortgages. In addition, we believe that there are still opportunities among high-coupon mortgage-related bonds that currently offer attractive premium structures relative to lower-coupon bonds, even despite the callable risks associated with this lower current interest-rate environment. We believe that these are prudent strategies in today's more turbulent market environment.

January 23, 2008

[1] *Neither the market value of Ginnie Maes, nor the fund's shares, carry this guarantee.*

[2] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Performance figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders would be given at least 90 days' notice if Dreyfus were to terminate or modify it. Had these expenses not been absorbed, the fund's return would have been lower.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers GNMA Index (unhedged) is an unmanaged, total return performance benchmark for the GNMA market consisting of 15- and 30-year fixed-rate securities backed by mortgage pools of the Government National Mortgage Association.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus BASIC U.S. Mortgage Securities Fund and the Lehman Brothers GNMA Index

Average Annual Total Returns *as of 12/31/07*

	1 Year	5 Years	10 Years
Fund	**5.86%**	**3.86%**	**5.41%**

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus BASIC U.S. Mortgage Securities Fund on 12/31/97 to a $10,000 investment made in the Lehman Brothers GNMA Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is an unmanaged, unhedged total return performance benchmark for the GNMA market, consisting of 15- and 30-year fixed-rate GNMA securities backed by mortgage pools of the Government National Mortgage Association. All issues have at least one year to maturity and an outstanding par value of at least $100 million. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. These factors can contribute to the Index potentially outperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC U.S. Mortgage Securities Fund from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2007

Expenses paid per $1,000 †	$ 3.36
Ending value (after expenses)	$1,052.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

Expenses paid per $1,000 †	$ 3.31
Ending value (after expenses)	$1,021.93

† *Expenses are equal to the fund's annualized expense ratio of .65%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Bonds and Notes–122.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Auto Receivables–4.6%				
Daimler Chrysler Auto Trust, Ser. 2006-A, Cl. A3	5.00	5/8/10	633,885	634,942
Ford Credit Auto Owner Trust, Ser. 2005-A, Cl. B	3.88	1/15/10	250,000	248,293
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. A4	4.38	1/15/10	986,823	985,451
Ford Credit Auto Owner Trust, Ser. 2006-A, Cl. A3	5.05	3/15/10	227,439	227,841
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. A2A	5.42	4/15/10	1,000,000	1,004,959
USAA Auto Owner Trust, Ser. 2004-2, Cl. A4	3.58	2/15/11	206,548	206,364
USAA Auto Owner Trust, Ser. 2005-4, Cl. A3,	4.83	4/15/10	539,822	539,825
WFS Financial Owner Trust, Ser. 2004-3, Cl. C	3.60	2/17/12	217,923	215,849
				4,063,524
Asset-Backed Ctfs./Credit Cards–2.8%				
Chase Issuance Trust, Ser. 2007-A4, Cl. A4	5.03	4/16/12	750,000 [a]	746,321
Chase Issuance Trust, Ser. 2007-A1, Cl. A1	5.05	3/15/13	1,000,000 [a]	992,775
MBNA Credit Card Master Note Trust, Ser. 2003-A9, Cl. A9	5.16	2/15/11	750,000 [a]	750,166
				2,489,262
Asset-Backed Ctfs./ Home Equity Loans–3.8%				
Accredited Mortgage Loan Trust, Ser. 2006-1, Cl. A1	4.93	4/25/36	84,962 [a]	84,680
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. A1A	5.98	6/25/37	904,722 [a]	900,806
Citigroup Mortgage Loan Trust, Ser. 2007-AHL1, Cl. A2A	4.91	12/25/36	371,838 [a]	361,153
Countrywide Asset-Backed Certificates, Ser. 2007-4, Cl. M5	6.92	9/25/37	125,000	44,845
Equivantage Home Equity Loan Trust, Ser. 1996-2, Cl. A4	8.05	6/25/27	410,627	409,319
JP Morgan Mortgage Acquisition, Ser. 2007-HE1, Cl. AF1	4.97	4/1/37	856,875 [a]	840,644

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans (continued)**				
JP Morgan Mortgage Acquisition, Ser. 2007-CH1, Cl. MF2	5.84	11/25/36	312,300 [a]	183,494
Morgan Stanley ABS Capital I, Ser. 2007-HE2, Cl. A2A	4.91	1/25/37	567,947 [a]	555,647
				3,380,588
Commercial Mortgage **Pass-Through Ctfs.–.8%**				
Bayview Commercial Asset Trust, Ser. 2006-SP2, Cl. A	5.15	1/25/37	410,546 [a,b]	396,462
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. F	5.73	3/6/20	325,000 [a,b]	308,842
				705,304
Residential Mortgage **Pass-Through Ctfs.–6.8%**				
Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2005-31, Cl. 2A1	5.49	1/25/36	177,736 [a]	177,280
Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2002-19, Cl. B1	5.96	11/25/32	474,198 [a]	479,003
Credit Suisse Mortgage Capital Certificates, Ser. 2007-1, Cl. 1A6A	5.86	2/25/37	500,000 [a]	476,179
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	1,137,121	1,138,063
GMAC Mortgage Corp. Loan Trust, Ser. 2004-J1, Cl. M3	5.50	4/25/34	761,417	562,503
GSR Mortgage Loan Trust, Ser. 2004-12, Cl. 2A2	6.58	12/25/34	436,975 [a]	441,057
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR25, Cl. 4A2	6.14	9/25/36	187,411 [a]	189,549
J.P. Morgan Alternative Loan Trust, Ser. 2007-A1, Cl. 1A2A	4.93	3/25/37	621,923 [a]	610,118
J.P. Morgan Alternative Loan Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	500,000 [a]	463,019
JP Morgan Mortgage Trust, Ser. 2003-A1, Cl. 1A1	4.34	10/25/33	494,708 [a]	486,739
JP Morgan Mortgage Trust, Ser. 2005-A7, Cl. 1A2	4.99	10/25/35	275,000 [a]	273,733

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
JP Morgan Mortgage Trust, Ser. 2007-A1, Cl. 3A1	5.00	7/25/35	446,736 [a]	440,200
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	330,000 [a]	304,234
				6,041,677
U.S. Government Agencies/ Mortgage-Backed—103.0%				
Federal Home Loan Mortgage Corp.:				
5.50%			2,415,000 [c]	2,410,073
6.00%, 8/1/22			480,713	491,609
Stripped Security, Interest Only Class, Ser. 1987, Cl. PI, 7.00%, 9/15/12			25,693 [d]	2,184
Federal National Mortgage Association:				
6.00%			2,595,000 [c]	2,640,727
6.50%			2,735,000 [c]	2,811,471
5.00%, 1/1/18–4/1/20			1,847,421	1,849,989
5.50%, 2/1/36			956,494	955,605
6.00%, 7/1/22–9/1/22			1,045,925	1,070,614
Government National Mortgage Association I:				
6.00%			7,265,000 [c]	7,438,634
6.50%			5,405,000 [c]	5,581,116
5.00%, 5/15/33–10/15/35			7,101,094	7,000,650
5.50%, 6/15/20–10/15/35			20,408,053	20,567,938
6.00%, 10/15/19–8/15/37			5,945,146	6,090,570
6.50%, 10/15/10–10/15/37			2,092,665	2,161,836
7.00%, 1/15/24–2/15/24			60,380	64,115
7.50%, 12/15/23			8,106	8,643
8.00%, 4/15/08–12/15/22			170,880	184,153
8.50%, 1/15/20–3/15/22			26,993	29,395
9.00%, 11/15/19–11/15/22			10,605	11,490
9.50%, 9/15/19–10/15/20			7,804	8,565
Ser. 2005-34, Cl. A, 3.96%, 9/16/21			375,521	371,641
Ser. 2005-29, Cl. A, 4.02%, 7/16/27			492,637	486,498
Ser. 2005-42, Cl. A, 4.05%, 7/16/20			1,075,098	1,064,489
Ser. 2006-6, Cl. A, 4.05%, 10/16/23			657,082	650,575
Ser. 2005-59, Cl. A, 4.39%, 5/16/23			390,953	388,490
Ser. 2005-32, Cl. B, 4.39%, 8/16/30			566,053	562,662
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29			2,904,000	2,941,361

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/		
Mortgage-Backed (continued)		
Government National Mortgage Association II:		
5.00%, 9/20/33−1/20/36	6,734,166	6,580,743
5.50%, 1/20/34−1/20/36	5,266,433	5,280,074
5.63%, 7/20/30−8/20/30	74,224 a	74,651
6.00%, 6/20/35−4/20/36	10,233,185	10,450,101
6.38%, 4/20/30	133,473 a	135,016
6.50%, 6/20/31−7/20/31	340,859	353,396
7.00%, 12/20/27−8/20/31	581,626	615,431
9.00%, 1/20/20−7/20/25	20,559	22,270
9.50%, 9/20/21−12/20/21	9,071	9,931
		91,366,706
U.S. Treasury Notes−.2%		
3.50%, 8/15/09	169,000 e,f	**170,175**
Total Bonds and Notes		
(cost $108,883,236)		**108,217,236**

Options−.3%	Face Amount Covered by Contracts ($)	Value ($)
Call Options−.3%		
3-Month Floor USD Libor-BBA		
Interest Rate, June 2009 @ 4.00	5,300,000	22,622
3-Month USD Libor-BBA,		
Swaption	3,000,000	232,288
		254,910
Put Options−.0%		
3-Month Capped USD Libor-BBA		
Interest Rate, January 2008 @ 6.00	10,000,000	**0**
Total Options		
(cost $234,885)		**254,910**

Other Investment−1.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $1,010,000)	1,010,000 g	**1,010,000**

Investment of Cash Collateral for Securities Loaned—.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $4,140)	4,140 ᵍ	**4,140**
Total Investments (cost $110,132,261)	**123.4%**	**109,486,286**
Liabilities, Less Cash and Receivables	**(23.4%)**	**(20,757,977)**
Net Assets	**100.0%**	**88,728,309**

ᵃ Variable rate security—interest rate subject to periodic change.
ᵇ Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2007, these securities amounted to $705,304 or .8% of net assets.
ᶜ Purchased on a forward commitment basis.
ᵈ Notional face amount shown.
ᵉ All or partially held by a broker as collateral for open financial futures positions.
ᶠ All or a portion of this security is on loan. At December 31, 2007, the total market value of the fund's security on loan is $4,028 and the total market value of the collateral held by the fund is $4,140.
ᵍ Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
U.S. Government & Agencies	103.2	Options	.3
Asset/Mortgage-Backed	18.8		
Money Market Investments	1.1		**123.4**

† Based on net assets.
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2007

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 12/31/2007 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	75	15,768,750	March 2008	13,687
U.S. Treasury 5 Year Notes	23	2,536,469	March 2008	12,312
U.S. Treasury 30 Year Bonds	3	349,125	March 2008	(5,742)
Financial Futures Short				
U.S. Treasury 10 Year Notes	71	(8,050,735)	March 2008	(47,531)
				(27,274)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $4,028)–Note 1(b):		
Unaffiliated issuers	109,118,121	108,472,146
Affiliated issuers	1,014,140	1,014,140
Dividends and interest receivable		440,009
Receivable for investment securities sold		390,459
Unrealized appreciation on swap contracts–Note 4		160,101
Receivable from broker for swap transactions–Note 4		110,462
Receivable for shares of Beneficial Interest subscribed		6,088
Prepaid expenses		9,516
		110,602,921
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		47,827
Cash overdraft due to Custodian		34,257
Payable for open mortgage-backed dollar rolls–Note 4		17,232,210
Payable for investment securities purchased		4,259,186
Payable for shares of Beneficial Interest redeemed		141,950
Unrealized depreciation on swap contracts–Note 4		80,347
Liability for securities on loan–Note 1(b)		4,140
Payable for futures variation margin–Note 4		1,344
Accrued expenses		73,351
		21,874,612
Net Assets ($)		**88,728,309**
Composition of Net Assets ($):		
Paid-in capital		95,520,823
Accumulated undistributed investment income–net		76,501
Accumulated net realized gain (loss) on investments		(6,275,520)
Accumulated net unrealized appreciation (depreciation) on investments and swap transactions [including ($27,274) net unrealized (depreciation) on financial futures]		(593,495)
Net Assets ($)		**88,728,309**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		5,944,219
Net Asset Value, offering and redemption price per share ($)		**14.93**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):	
Income:	
Interest	5,048,359
Dividends;	
Affiliated issuers	59,291
Income from securities lending	159
Total Income	**5,107,809**
Expenses:	
Management fee–Note 3(a)	573,421
Shareholder servicing costs–Note 3(b)	166,234
Auditing fees	48,511
Registration fees	23,692
Custodian fees–Note 3(b)	23,491
Trustees' fees and expenses–Note 3(c)	16,385
Legal fees	13,594
Prospectus and shareholders' reports	13,222
Miscellaneous	32,734
Total Expenses	**911,284**
Less–reduction in management fee due to undertaking–Note 3(a)	(290,103)
Net Expenses	**621,181**
Investment Income–Net	**4,486,628**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	112,777
Net realized gain (loss) on financial futures	(33,025)
Net realized gain (loss) on swap transactions	(27,927)
Net realized gain (loss) on options transactions	58,577
Net Realized Gain (Loss)	**110,402**

Net unrealized appreciation (depreciation) on investments,
  options transactions and swap transactions [including
  ($35,227) net unrealized (depreciation) on financial futures]
	651,949

Net Realized and Unrealized Gain (Loss) on Investments	**762,351**
Net Increase in Net Assets Resulting from Operations	**5,248,979**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007	2006
Operations ($):		
Investment income–net	4,486,628	6,280,362
Net realized gain (loss) on investments	110,402	(2,332,933)
Net unrealized appreciation (depreciation) on investments	651,949	(552,021)
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,248,979**	**3,395,408**
Dividends to Shareholders from ($):		
Investment income–net	**(4,561,191)**	**(6,475,867)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	4,303,590	6,983,129
Dividends reinvested	3,864,777	5,367,652
Cost of shares redeemed	(23,412,007)	(114,862,073)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(15,243,640)**	**(102,511,292)**
Total Increase (Decrease) in Net Assets	**(14,555,852)**	**(105,591,751)**
Net Assets ($):		
Beginning of Period	103,284,161	208,875,912
End of Period	**88,728,309**	**103,284,161**
Undistributed investment income–net	76,501	127,551
Capital Share Transactions (Shares):		
Shares sold	291,861	472,821
Shares issued for dividends reinvested	262,043	364,139
Shares redeemed	(1,589,165)	(7,853,392)
Net Increase (Decrease) in Shares Outstanding	**(1,035,261)**	**(7,016,432)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	14.80	14.92	15.03	15.47	15.62
Investment Operations:					
Investment income−net [a]	.69	.65	.52	.64	.53
Net realized and unrealized gain (loss) on investments	.14	(.10)	(.02)	(.22)	.01
Total from Investment Operations	.83	.55	.50	.42	.54
Distributions:					
Dividends from investment income−net	(.70)	(.67)	(.61)	(.71)	(.60)
Dividends from net realized gain on investments	–	–	–	(.15)	(.09)
Total Distributions	(.70)	(.67)	(.61)	(.86)	(.69)
Net asset value, end of period	14.93	14.80	14.92	15.03	15.47
Total Return (%)	5.86	3.65	3.45	2.81	3.54
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.95	.87	.78	.81	.84
Ratio of net expenses to average net assets	.65	.65	.65	.66	.68
Ratio of net investment income to average net assets	4.69	4.36	3.49	4.20	3.40
Portfolio Turnover Rate [b]	256.52	317.81	507.25	538.15	558.50
Net Assets, end of period ($ x 1,000)	88,728	103,284	208,876	232,020	259,262

[a] Based on average shares outstanding at each month end.
[b] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003 were 83.72%, 56.36%, 128.23%, 254.55% and 136.96%, respectively.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC U.S. Mortgage Securities Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective seeks to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures and options are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities).

Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collaterals are either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended December 31, 2007, Mellon Bank earned $86 from lending portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended December 31, 2007.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $76,501, accumulated capital losses $6,248,678 and unrealized depreciation $620,337.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $777,312 of the carryover expires in fiscal 2012, $3,536,615 expires in fiscal 2013 and $1,934,751 expires in fiscal 2014.

The tax characters of distributions paid to shareholders during the fiscal periods ended December 31, 2007 and December 31, 2006 were as follows: ordinary income $4,561,191 and $6,475,867, respectively.

During the period ended December 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for paydown gains and losses on mortgage-backed securities and treasury inflation protected securities, the fund increased accumulated undistributed investment income-net by $23,513 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended December 31, 2007, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until shareholders are given at least 90 days' notice to the contrary, if the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, but including the management fee, exceed an annual rate of

.65% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $290,103 during the period ended December 31, 2007.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended December 31, 2007, the fund was charged $61,888 pursuant to the shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2007, the fund was charged $64,354 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2007, the fund was charged $23,491 pursuant to the custody agreement.

During the period ended December 31, 2007, the fund was charged $4,821 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $44,975, custodian fees $9,750, chief compliance officer fees $3,616 and transfer agency per account fees $10,224, which are offset against an expense reimbursement currently in effect in the amount of $20,738.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options transactions and swap transactions, during the period ended December 31, 2007, amounted to $278,706,720 and $276,951,293, respectively, of which $186,459,804 in purchases and $186,564,912 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2007, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended December 31, 2007:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain ($)
Contracts outstanding December 31, 2006	–	–		
Contracts written	28,400,000	83,225		
Contracts terminated: Contracts closed	28,400,000	83,225	20,838	62,387
Contracts outstanding December 31, 2007	**–**	**–**		

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) on swap contracts in the Statement of Assets and

Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes open interest rate swaps entered into by the fund at December 31, 2007:

Notional Amount ($)	Reference Entity/Currency	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration Date	Unrealized Appreciation (Depreciation) ($)
6,150,000	USD-3 Month Libor	Lehman Brothers	4.81	9/7/2009	160,101
1,500,000	USD-3 Month Libor	Lehman Brothers	(5.18)	9/7/2017	(80,347)
Total					**79,754**

At December 31, 2007, the cost of investments for federal income tax purposes was $110,134,025; accordingly, accumulated net unrealized depreciation on investments was $647,739, consisting of $580,595 gross unrealized appreciation and $1,228,334 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus BASIC U.S. Mortgage Securities Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus BASIC U.S. Mortgage Securities Fund, including the statements of investments and financial futures, as of December 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus BASIC U.S. Mortgage Securities Fund at December 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U. S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 18, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates 100% of ordinary income dividends paid during the fiscal year ended December 31, 2007 as qualifying "interest related dividends."

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

————————

Gordon J. Davis (66)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Partner in the law firm of Dewey and LeBoeuf LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 35

————————

David P. Feldman (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

Lynn Martin (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its
  Council for the Advancement of Women from March 1993-September 2005

Other Board Memberships and Affiliations:
• AT&T Inc., a telecommunications company, Director
• Ryder System, Inc., a supply chain and transportation management company, Director
• The Proctor & Gamble Co., a consumer products company, Director
• Constellation Energy Group, Director
• Chicago Council on Global Affairs
• Coca-Cola International Advisory Council
• Deutsche Bank Advisory Council

No. of Portfolios for which Board Member Serves: 9

———————

Daniel Rose (78)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate
  development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 32

———————

Philip L. Toia (74)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Private Investor

No. of Portfolios for which Board Member Serves: 19

Sander Vanocur (79)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 32

——————————

Anne Wexler (77)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus BASIC
U.S. Mortgage
Securities Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DIGFX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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